Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

( dollars in thousands )

	As of Sept 30, 2003	Years ended December 31,
		2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990

Net Income	$58,952	$78,667	$67,558	$54,788	$46,241	$41,304	$34,770	$32,223	$25,600	$15,224	$29,318	$28,053	$27,803	$29,958

Fixed Charges:
Interest	17,798	21,466	24,850	29,967	23,367	13,044	7,800	1,987	2,186	354	5	—	—	—
Amortization of fees	1,445	2,070	1,616	1,580	1,106	679	426	380	456	42	—	—	—	—
Interest Capitalized	557	511	385	1,048	1,644	660	168	150	217	—	—	—	—	—

Fixed Charges	19,800	24,047	26,851	32,595	26,117	14,383	8,394	2,517	2,859	396	5	0	0	0

Net Income before Fixed Charges	78,195	102,203	94,024	86,335	70,714	55,027	42,996	34,590	28,242	15,620	29,323	28,053	27,803	29,958

Divided by Fixed Charges	19,800	24,047	26,851	32,595	26,117	14,383	8,394	2,517	2,859	396	5	0	0	0

Ratio of Earnings to Fixed Charges	3.9	4.3	3.5	2.6	2.7	3.8	5.1	13.7	9.9	39.4	5,864.6	N/A	N/A	N/A

Ratio of earnings to combined fixed charges and preferred stock dividends	2.9	3.0	2.6	2.0	2.3	3.8	5.1	13.7	9.9	39.4	5,864.6	N/A	N/A	N/A

Preferred stock dividends	$7,285	$9,713	$9,712	$9,712	$5,229	—	—	—	—	—	—	—	—	—